As filed with the Securities and Exchange Commission on July 29, 2022

Securities Act File No. 333-260148

Investment Company Act File No. 811-08621

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

(Check appropriate box or boxes)

BLACKROCK MUNIHOLDINGS NEW JERSEY QUALITY FUND, INC.

(Exact Name of Registrant as Specified in Charter)

100 Bellevue Parkway

Wilmington, Delaware 19809

(Address of Principal Executive Offices: Number, Street, City, State, Zip Code)

(800) 882-0052

(Area Code and Telephone Number)

John M. Perlowski

President and Chief Executive Officer

BlackRock MuniHoldings New Jersey Quality Fund, Inc.

55 East 52nd Street

New York, New York 10055

(Name and Address of Agent for Service)

EXPLANATORY NOTE

Part A – Joint Proxy Statement/Prospectus and Part B – Statement of Additional Information, each in the form filed on December 17, 2021 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (File No. 333-260148), are incorporated herein by reference.

This Amendment is being filed in order to file, as Exhibit 12 to this Registration Statement, the Tax Opinion of Willkie Farr & Gallagher LLP regarding the reorganization.

PART C: OTHER INFORMATION

ITEM 15. Indemnification

Article V of the Registrant’s Articles of Incorporation, a copy of which was filed as an exhibit to the Registrant’s N-2 on January 30, 1998, and Article IV of the Registrant’s Amended and Restated Bylaws, a copy of which was filed as an exhibit to the Registrant’s 8-K filed on November 2, 2021, provides for indemnification, as set forth below:

Article V (Provisions for Defining, Limiting and Regulating Certain Powers of the Corporation and of the Directors and Stockholders) of the Registrant’s Articles of Incorporation provides as follows:

5.4. Each director and each officer of the Corporation shall be indemnified and advanced expenses by the Corporation to the full extent permitted by the General Laws of the State of Maryland now or hereafter in force, including the advance of expenses under the procedures and to the full extent permitted by law subject to the requirements of the 1940 Act. The foregoing rights of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled. No amendment of these Articles of Incorporation or repeal of any provision hereof shall limit or eliminate the benefits provided to directors and officers under this provision in connection with any act or omission that occurred prior to such amendment or repeal..

5.5. To the fullest extent permitted by the General Laws of the State of Maryland or decisional law, as amended or interpreted, subject to the requirements of the 1940 Act, no director or officer of the Corporation shall be personally liable to the Corporation or its security holders for money damages. No amendment of these Articles of Incorporation or repeal of any provision hereof shall limit or eliminate the benefits provided to directors and officers under this provision in connection with any act or omission that occurred prior to such amendment or repeal.

Article IV of the Registrant’s Amended and Restated Bylaws provides as follows:

Section 1. No Personal Liability of Directors or Officers. No Director, advisory board member or officer of the Fund shall be subject in such capacity to any personal liability whatsoever to any Person, save only liability to the Fund or its shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his or her duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the assets of the Fund for satisfaction of claims of any nature arising in connection with the affairs of the Fund. If any Director, advisory board member or officer, as such, of the Fund, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, such person shall not, on account thereof, be held to any personal liability. Any repeal or modification of the Charter or this Article IV Section 1 shall not adversely affect any right or protection of a Director, advisory board member or officer of the Fund existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

Section 2. Mandatory Indemnification.

(a) The Fund hereby agrees to indemnify each person who is or was a Director, advisory board member or officer of the Fund (each such person being an “Indemnitee”) to the full extent permitted under the Charter. In addition, the Fund may provide greater but not lesser rights to indemnification pursuant to a contract approved by at least a majority of Directors between the Fund and any Indemnitee. Notwithstanding the foregoing, no Indemnitee shall be indemnified hereunder against any liability to any person or any expense of such Indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of the Indemnitee’s position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “Disabling Conduct”). Furthermore, with respect to any action, suit or other proceeding voluntarily prosecuted by any Indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such Indemnitee (A) was authorized by a majority of the Directors or (B) was instituted by the Indemnitee to enforce his or her rights to indemnification hereunder in a case in which the Indemnitee is found to be entitled to such indemnification.

(b) Notwithstanding the foregoing, unless otherwise provided in any agreement relating to indemnification between an Indemnitee and the Fund, no indemnification shall be made hereunder unless there has been a determination (i) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such

Indemnitee is entitled to indemnification hereunder or, (ii) in the absence of such a decision, by (A) a majority vote of a quorum of those Directors who are both Independent Directors and not parties to the proceeding (“Independent Non-Party Directors”), that the Indemnitee is entitled to indemnification hereunder, or (B) if such quorum is not obtainable or even if obtainable, if such majority so directs, a Special Counsel in a written opinion concludes that the Indemnitee should be entitled to indemnification hereunder.

(c) Subject to any limitations provided by the 1940 Act and the Charter, the Fund shall have the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other Persons providing services to the Fund or serving in any capacity at the request of the Fund to the full extent permitted for corporations organized under the corporations laws of the state in which the Fund was formed, provided that such indemnification has been approved by a majority of the Directors.

(d) Any repeal or modification of the Charter or Section 2 of this Article IV shall not adversely affect any right or protection of a Director, advisory board member or officer of the Fund existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

Section 3. Good Faith Defined; Reliance on Experts. For purposes of any determination under this Article IV, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in the best interests of the Fund, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Fund, or on information supplied to such person by the officers of the Fund in the course of their duties, or on the advice of legal counsel for the Fund or on information or records given or reports made to the Fund by an independent certified public accountant or by an appraiser or other expert or agent selected with reasonable care by the Fund. The provisions of this Article IV Section 3 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in this Article IV. Each Director and officer or employee of the Fund shall, in the performance of his or her duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Fund, upon an opinion of counsel selected by the Board of Directors or a committee of the Directors, or upon reports made to the Fund by any of the Fund’s officers or employees or by any advisor, administrator, manager, distributor, dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Board of Directors or a committee of the Directors, officers or employees of the Fund, regardless of whether such counsel or expert may also be a Director.

Section 4. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IV shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 5. Insurance. The Directors may maintain insurance for the protection of the Fund’s property, the shareholders, Directors, officers, employees and agents in such amount as the Directors shall deem adequate to cover possible tort liability, and such other insurance as the Directors in their sole judgment shall deem advisable or is required by the 1940 Act.

Section 6. Subrogation. In the event of payment by the Fund to an Indemnitee under the Charter or these Bylaws, the Fund shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnitee, who shall execute such documents and do such acts as the Fund may reasonably request to secure such rights and to enable the Fund effectively to bring suit to enforce such rights.

Registrant has also entered into an agreement with directors and officers of the Registrant entitled to indemnification under the charter of the Registrant pursuant to which the Registrant has agreed to advance expenses and costs incurred by the indemnitee in connection with any matter in respect of which indemnification might be sought pursuant to the charter of the Registrant to the maximum extent permitted by law.

Reference is also made to Sections 10 and 11 of the Registrant’s Investment Management Agreement.

Additionally, the Registrant and the other funds in the BlackRock Fixed-Income Fund Complex jointly maintain, at their own expense, E&O/D&O insurance policies for the benefit of its Directors, officers and certain affiliated persons. The Registrant pays a pro rata portion of the premium on such insurance policies.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16. Exhibits

The agreements included or incorporated by reference as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement. The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

Exhibit No.	Description of Exhibit

(1)(a)	Articles of Incorporation of the Registrant are incorporated herein by reference to Exhibit (a) to the Registrant’s Registration Statement on Form N-2 (File No. 811-08621) filed on January 30, 1998.

(b)	Articles of Amendment dated September 14, 2006 are incorporated herein by reference to Exhibit 1(b) to the Registrant’s Registration Statement on Form N-14 filed on December 11, 2014.

(c)	Articles Supplementary dated September 17, 2010 are incorporated herein by reference to Exhibit 1(c) to the Registrant’s Registration Statement on Form N-14 filed on December 11, 2014.

(d)	Articles of Amendment dated October 13, 2010 are incorporated herein by reference to Exhibit 1(d) to the Registrant’s Registration Statement on Form N-14 filed on December 11, 2014.

(e)	Articles Supplementary Establishing and Fixing the Rights and Preferences of Variable Rate Demand Preferred Shares dated June 28, 2011, are incorporated herein by reference to Exhibit 1(e) to the Registrant’s Registration Statement on Form N-14 filed on December 11, 2014.

(f)	Articles of Amendment to the Articles Supplementary Establishing and Fixing the Rights and Preferences of Variable Rate Demand Preferred Shares dated April 17, 2014 are incorporated herein by reference to Exhibit 77Q1(a) to the Registrant’s Annual Report on Form N-SAR filed on September 26, 2014.

(g)	Articles of Amendment to the Articles Supplementary Establishing and Fixing the Rights and Preferences of Variable Rate Demand Preferred Shares dated April 10, 2015 are incorporated herein by reference to Exhibit 77Q1(a) to the Registrant’s Annual Report on Form N-SAR filed on September 28, 2015.

(h)	Articles of Amendment to the Articles Supplementary Establishing and Fixing the Rights and Preferences of Variable Rate Demand Preferred Shares dated February 28, 2020 are incorporated herein by reference to Exhibit (1)(h) to the Registrant’s Registration Statement on Form N-14 (File No. 333-260148) filed on December 16, 2021.

(i)	Articles of Amendment to the Articles Supplementary Establishing and Fixing the Rights and Preferences of Variable Rate Demand Preferred Shares dated December 31, 2020 are incorporated herein by reference to Exhibit (1)(i) to the Registrant’s Registration Statement on Form N-14 (File No. 333-260148) filed on December 16, 2021.

(j)	Articles of Amendment to the Articles Supplementary Establishing and Fixing the Rights and Preferences of Variable Rate Demand Preferred Shares dated March 2, 2021 are incorporated herein by reference to Exhibit (1)(j) to the Registrant’s Registration Statement on Form N-14 (File No. 333-260148) filed on December 16, 2021.

(k)	Articles Supplementary dated November 4, 2021 are incorporated herein by reference to Exhibit (1)(k) to the Registrant’s Registration Statement on Form N-14 (File No. 333-260148) filed on December 16, 2021.

(2)(a)	Amended and Restated Bylaws of the Registrant are incorporated herein by reference to Exhibit 3.1 to Registrant’s Form 8-K, filed on November 2, 2021.

(3)	Voting Trust Agreement of VRDP Holder is incorporated herein by reference to Exhibit 3 to the Registrant’s Registration Statement on Form N-14 filed on December 11, 2014.

(4)	Form of Agreement and Plan of Reorganization is incorporated by reference to Appendix A of the Joint Proxy Statement/Prospectus.

(5)	Selected Provisions of the Articles of Incorporation and the Amended and Restated Bylaws of the Registrant Defining the Rights of Shareholders are incorporated by reference to Exhibit 1(a) and Exhibit 2(a) above.

(6)(a)	Investment Management Agreement between the Registrant and BlackRock Advisors, LLC dated September 29, 2006 incorporated herein by reference to Exhibit 6 to the Registrant’s Registration Statement on Form N-14 filed on December 11, 2014.

(b)	Amended and Restated Master Advisory Fee Waiver Agreement is incorporated herein by reference to Exhibit 6(b) to the Registrant’s Registration Statement on Form N-14 (File No. 333-260148) filed on October 8, 2021.

(c)	Amendment No. 1 to Amended and Restated Master Advisory Fee Waiver Agreement is incorporated herein by reference to Exhibit 6(c) to the Registrant’s Registration Statement on Form N-14 (File No. 333-260148) filed on October 8, 2021.

(d)	Amendment No. 2 to Amended and Restated Master Advisory Fee Waiver Agreement is incorporated herein by reference to Exhibit 6(d) to the Registrant’s Registration Statement on Form N-14 (File No. 333-260148) filed on October 8, 2021.

(e)	Amendment No. 3 to Amended and Restated Master Advisory Fee Waiver Agreement is incorporated herein by reference to Exhibit 6(e) to the Registrant’s Registration Statement on Form N-14 (File No. 333-260148) filed on October 8, 2021.

(f)	Amendment No. 4 to Amended and Restated Master Advisory Fee Waiver Agreement is incorporated herein by reference to Exhibit 6(f) to the Registrant’s Registration Statement on Form N-14 (File No. 333-260148) filed on October 8, 2021.

(g)	Amendment No. 5 to Amended and Restated Master Advisory Fee Waiver Agreement is incorporated herein by reference to Exhibit 6(g) to the Registrant’s Registration Statement on Form N-14 (File No. 333-260148) filed on October 8, 2021.

(7)	Not applicable

(8)	BlackRock Fixed-Income Complex Third Amended and Restated Deferred Compensation Plan is incorporated herein by reference to Exhibit 8 to the Registrant’s Registration Statement on Form N-14 (File No. 333-260148) filed on October 8, 2021.

(9)	Form of Master Custodian Agreement is incorporated herein by reference to Exhibit 9 to the Registrant’s Registration Statement on Form N-14 (File No. 333-260148) filed on October 8, 2021.

(10)	Not applicable

(11)	Opinion and Consent of Special Counsel for the Registrant is incorporated herein by reference to Exhibit (11) to the Registrant’s Registration Statement on Form N-14 (File No. 333-260148) filed on December 16, 2021.

(12)	Tax opinion of Willkie Farr & Gallagher LLP regarding the reorganization of BlackRock MuniYield New Jersey Quality Fund, Inc. and the Registrant is filed herewith.

(13)(a)	Form of Amended and Restated Transfer Agency and Service Agreement is incorporated herein by reference to Exhibit 13(a) to the Registrant’s Registration Statement on Form N-14 (File No. 333-260148) filed on October 8, 2021.

(b)	Form of Administration and Accounting Services Agreement is incorporated herein by reference to Exhibit 13(b) to the Registrant’s Registration Statement on Form N-14 (File No. 333-260148) filed on October 8, 2021.

(c)	Form of Eighth Amended and Restated Securities Lending Agency Agreement between the Registrant and BlackRock Investment Management, LLC is incorporated herein by reference to Exhibit (k)(3) of the Registration Statement on Form N-2 of BlackRock Multi-Sector Income Trust (File No. 333-262119), filed on January 12, 2022.

(14)	Consent of the Independent Registered Public Accounting Firm for the Registrant and BlackRock MuniYield New Jersey Quality Fund, Inc. is incorporated herein by reference to Exhibit (14) to the Registrant’s Registration Statement on Form N-14 (File No. 333-260148) filed on December 16, 2021.

(15)	Not applicable

(16)	Power of Attorney of the Board of Directors is incorporated herein by reference to Exhibit 16 to the Registrant’s Registration Statement on Form N-14 (File No. 333-260148) filed on October 8, 2021.

(17)	Form of Proxy Cards for Common Shares of the Funds is incorporated herein by reference to Exhibit (17) to the Registrant’s Registration Statement on Form N-14 (File No. 333-260148) filed on December 16, 2021.

ITEM 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file, by post-effective amendment, opinions of counsel supporting the tax consequences of the Reorganization within a reasonably prompt time after receipt of such opinions.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York on the 29th day of July, 2022.

BLACKROCK MUNIHOLDINGS NEW JERSEY QUALITY FUND, INC.

BY:	/s/ JOHN M. PERLOWSKI
Name:	John M. Perlowski
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to its Registration Statement has been signed by the following persons in the capacities indicated and on the 29th day of July, 2022.

Signature	Title

/s/ JOHN M. PERLOWSKI John M. Perlowski	Director, President and Chief Executive Officer (Principal Executive Officer)

/s/ TRENT WALKER Trent Walker	Chief Financial Officer (Principal Financial and Accounting Officer)

CYNTHIA L. EGAN* Cynthia L. Egan	Director

FRANK J. FABOZZI* Frank J. Fabozzi	Director

LORENZO A. FLORES* Lorenzo A. Flores	Director

STAYCE D. HARRIS* Stayce D. Harris	Director

J. PHILLIP HOLLOMAN* J. Phillip Holloman	Director

R. GLENN HUBBARD* R. Glenn Hubbard	Director

W. CARL KESTER* W. Carl Kester	Director

CATHERINE A. LYNCH* Catherine A. Lynch	Director

ROBERT FAIRBAIRN* Robert Fairbairn	Director

*By:	/s/ JANEY AHN
(Janey Ahn, Attorney-In-Fact)

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

(12)	Tax opinion of Willkie Farr & Gallagher LLP regarding the reorganization of BlackRock MuniYield New Jersey Quality Fund, Inc. and the Registrant